

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Wensheng Liu
Chief Executive Officer
ETAO International Co., Ltd.
1460 Broadway, 14th Floor
New York, NY 10036

> **Re: ETAO International Co., Ltd.**
> **Amendment No. 1 to Annual Report on Form 20-F for Fiscal Year Ended**
> **December 31, 2022**
> **Filed April 11, 2023**
> **File No. 001-41629**

Dear Wensheng Liu:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

Annual Report on Form 20-F/A for the Year Ended December 31, 2022

Part I
Item 3. Key Information, page 1

1. We note your response to comment 1 and reissue the comment in part. We also note your disclosure on page 34 that legal risks associated with being based in and having operations in China apply to entities and businesses in mainland China rather than to entities or business in Hong Kong and Macau. Please revise to disclose that the legal risks associated with operating in China discussed in the annual report also apply to operations in Hong Kong and Macau.

2. We note your response to comment 5 and reissue the comment in part. Please provide a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity and depicting the relationship with each VIE.

Wensheng Liu
ETAO International Co., Ltd.
May 2, 2024
Page 2

3.   We note your response to comment 6 and we reissue in part. Please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, and without limitation, we note on page 73 when discussing the activities of the Baihui (Beijing) Biotech Co., Ltd., you state "we will file an Investigational New Drug application" and "we will complete the New Drug Application and look to commercial production thereafter." Please revise your disclosure accordingly.

4.   We note your response to comment 7 and reissue the comment in part. We note your disclosure, such as on page 58, that the Cayman Islands holding company controls and receives the economic benefits of the VIEs' business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs. Please revise your disclosure on page 1 to reflect this information. Please also revise your disclosure on page 1 to clarify, if true, that neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs.

General

5.   We note your response to prior comment 13 and your revised disclosure on page v and we reissue the comment in part. Please identify each officer and/or director located in China or Hong Kong.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Jessica Ansart at 202-551-4511 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Industrial Applications and Services

cc: Joan Wu, Esq.